UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number-0-25449

                           NOTIFICATION OF LATE FILING

(Check one)
Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [X]  Form N-SAR [ ]


                         For Period Ended April 30, 2001
                                          ---------------
                          __ Transition Report on Form 10-K and Form 10-KSB
                          __ Transition Report on Form  20-F
                          __ Transition Report on Form 11-K
                          __ Transition Report on Form 10-Q and Form 10-QSB
                          __ Transition Report on Form N-SAR
                          For the Transition Period Ended:_____________________

             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant: PPI CAPITAL GROUP, INC.
                         -----------------------

Former Name of Registrant:
                          ----------------------------------------------

Address of Principal Executive Office (Street and Number):

3655 Nobel Drive, Suite 540, San Diego, CA 92122
------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Brian Overstreet             (858)                  623-1600
         ------------------        -----------        --------------------------
              (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                            PPI CAPITAL GROUP, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  June 15, 2001               PPI CAPITAL GROUP, INC.



                                    By: /s/ Brian Overstreet
                                       ------------------------
                                    Name:  Brian Overstreet
                                    Title: President and Chief Executive Officer


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